[LETTERHEAD OF COOLEY GODWARD KRONISH LLP]

J. Patrick Loofbourrow
(858) 550-6089
loof@cooley.com

Via Edgar

July 31, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:
Genoptix, Inc.
Registration Statement on Form S-1
Initial public offering of common stock

Ladies and Gentlemen:

        We are transmitting for filing under the Securities Act of 1933, as amended, a registration statement on Form S-1 that relates to the initial public offering of the common stock of Genoptix, Inc.

        A wire transfer in the amount of $2,648 has been wired to the Securities and Exchange Commission account.

        Please contact the undersigned at (858) 550-6089 or Frederick T. Muto, Esq. at (858) 550-6010 with any questions about this filing.

Sincerely,

/s/ J. PATRICK LOOFBOURROW J. Patrick Loofbourrow
cc: Frederick T. Muto, Esq.